CUSIP No. 13123x102                    13G                     Page 1 of 3 pages



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Guardian Life Insurance Company of America
          13-5123390


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


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   3   SEC USE ONLY




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   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       201 Park Avenue South
       New York, New York  10003


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   NUMBER OF      5    SOLE VOTING POWER
     SHARES            Right to acquire 463,692 shares of common stock.
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             Right to acquire 463,692 shares of common stock.
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER


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   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       463,692 shares upon conversion of 204,000 shares of $2.125 convertible preferred stock

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  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       Right to acquire 7.46% of common stock

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  12   TYPE OF REPORTING PERSON*

       IC


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               Page 2 of 3 pages

Item 1.     (a)   Callon Petroleum

            (b)   200 North Canal Street
                  Natchez, MS 39120

Item 2.     (a)   The Guardian Life Insurance Company of America

            (b)   201 Park Avenue South, New York, New York 10003


            (c)   New York, U.S.A.


            (d)   Convertible Preferred Stock


            (e)   CUSIP 13123x102


Item 3.     (c)   Insurance Company  as defined  in section  3(a)(19) of the Act

Item 4.     (a)   Right to acquire 463,692 shares of common stock upon
                  conversion of 204,000 shares of the issuer's $2.125 convertible preferred stock.

            (b)   Right to acquire 7.46% shares of common stock

            (c)   (i)  Right to acquire 463,692 shares of common stock

                 (ii)  0

                (iii)  Right to acquire 463,692 shares of common stock

                 (iv)  0


Item 5.     Not Applicable

Item 6.     Not applicable

Item 7.     Not applicable

Item 8.     Not applicable

Item 9.     Not applicable


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                                                               Page 3 of 3 pages

Item 10.    Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 1996


The Guardian Life Insurance Company of America

By:   /S/ Edward K. Kane
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     Edward K. Kane, Senior Vice President